Desert Hawk Gold Corp.

1290 Holcomb Avenue

Reno, NV 89502

April 10, 2020

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Desert Hawk Gold Corp.

Registration Statement on Form S-1

File No. 333-236398

Request for Effective Date

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 of Regulation C promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Desert Hawk Gold Corp. (the “Company”) hereby requests that the registration statement of the Company on Form S-1 (Commission File No. 333-236398) be granted an effective date of Tuesday, April 14, 2020, 11:00 a.m. EDT, or as soon thereafter as practicable. We request that we be notified of such effectiveness by a telephone call or email to our legal counsel, Ronald N. Vance, at (801) 988-5862, ron@pearsonbutler.com. The Company hereby authorizes Mr. Vance to orally modify or withdraw this request for acceleration.

We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings, notwithstanding any review, comments, action or absence of action by the Commission staff.

Please direct any questions or comments regarding this acceleration request to Mr. Vance.

Sincerely,

/s/ Rick Havenstrite, CEO

cc:	Ronald N. Vance, Esq.

Delaine Gruber, CPA

Daniel A. Jensen, Esq.